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                                                  Exhibit (A)(10)


                                   MEMORANDUM

FROM:   Robert J. Laikin, Chairman of the Board and Chief Executive Officer

DATE:   October 8, 2001

RE:     Updated Information to Offer to Exchange Options

IMPORTANT - PLEASE READ THE FOLLOWING CAREFULLY AND NOTE THAT THE DEADLINE FOR TAKING ACTION HAS BEEN EXTENDED FROM OCTOBER 5, 2001 TO OCTOBER 15, 2001.

      This memorandum is being sent to you to advise you that Brightpoint, Inc. has determined to extend the Expiration Date of the Exchange Offer from 5:00 p.m. Indianapolis time on October 5, 2001 to 5:00 p.m. Indianapolis time on October 15, 2001. We believe that this adjustment does not change in any material way the substantive terms of the Exchange Offer.

      If you have already submitted your completed and signed Letter of Transmittal and signed Agreement to Grant Stock Options and you wish to maintain your election with respect to the Options indicated in the submitted Letter of Transmittal, you do NOT need to resubmit a new Letter of Transmittal or Agreement to Grant Stock Options or take any other action at this time.

      If you have already submitted your completed and signed Letter of Transmittal and signed Agreement to Grant Stock Options and you wish to change the number of Options you have elected to exchange, you may still do so by completing, signing and submitting a new Letter of Transmittal (together with any documents required by such Letter of Transmittal) indicating the new number of Options you wish to elect for exchange, prior to the new Expiration Date.
You do NOT, however, need to submit a new Agreement to Grant Stock Options. If you intend to change the number of Options you have previously elected to exchange and require a new Letter of Transmittal, please contact Phillip A. Bounsall, our Executive Vice President, Chief Financial Officer and Treasurer at
(317) 297-6100 as soon as possible.

      If you wish to participate and exchange your Options but have not yet submitted your Letter of Transmittal or Agreement to Grant Stock Options, you may still do so by completing, signing and delivering the Letter of Transmittal and Agreement to Grant Stock Options that were previously sent to you on August 31, 2001, prior to the new Expiration Date.

      ANY DOCUMENTS RECEIVED AFTER 5:00 PM INDIANAPOLIS TIME ON OCTOBER 15, 2001 WILL NOT BE CONSIDERED.
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      If you wish to withdraw the Options you have previously elected to exchange you may do so by completing, signing and delivering the Notice of Withdrawal that was previously sent to you on August 31, 2001, prior to the new Expiration Date.

      Once again we would like to thank you for the responses we have received so far regarding the Exchange Offer. We encourage you to direct any and all questions regarding the Exchange Offer to Mr. Bounsall by telephone at (317) 297-6100 or by e-mail at phil.bounsall@brightpoint.com.